UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

3D SYSTEMS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88554D205

(CUSIP Number)

G. Walter Loewenbaum II

STI Healthcare, Inc.

Suite 4-150

12301 Research Boulevard

Austin, TX 78759

(877) 296-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88554D205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Walter Loewenbaum II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,174,340

	8.	Shared Voting Power 255,791

	9.	Sole Dispositive Power 1,174,340

	10.	Shared Dispositive Power 255,791

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,430,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of Amendment No. 2 to Schedule 13D by Mr. Loewenbaum on November 26, 2003.  The items identified below, or the particular paragraphs of the items which are identified below, are amended to add the information as set forth below.

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share, which we refer to in this statement as the Common Stock, of 3D Systems Corporation, a Delaware corporation, which we refer to in this statement as 3D Systems. The address of 3D Systems' principal executive offices is 26081 Avenue Hall, Valencia, California 91355.

Item 2.	Identity and Background

This statement is being filed by G. Walter Loewenbaum II.  Mr. Loewenbaum's business address is STI Healthcare, Inc., Suite 4-150, 12301 Research Boulevard, Austin, Texas 78759.  Mr. Loewenbaum is President and Chief Executive Officer of STI Healthcare, Inc., a healthcare software company whose address is Suite 4-150, 12301 Research Boulevard, Austin, Texas 78759.  Mr. Loewenbaum also serves as Chairman of 3D Systems' board of directors.

During the last five years, Mr. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

Mr. Loewenbaum is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. Loewenbaum acquired the shares of Common Stock reported in this statement through the conversion of $1,000,000 principal amount of 3D Systems' 7% convertible subordinated debentures due 2006.  These debentures were purchased with the personal funds of Mr. Loewenbaum and his family.

Item 4.	Purpose of Transaction

Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire additional shares of the Common Stock and other securities of 3D Systems in open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional securities or to dispose of any securities will take into account various factors.

Item 5.	Interest in Securities of the Issuer

(a), (b)    As of the date of the filing of this statement, Mr. Loewenbaum, in the aggregate, beneficially owns 1,430,131 shares of the Common Stock, which is approximately 10.0% of the shares of the Common Stock believed to be outstanding. Mr. Loewenbaum beneficially owns a total of 1,174,340 shares with sole voting and dispositive power, and he shares voting and dispositive power with his wife Lillian Loewenbaum with respect to 255,791 shares. Mrs. Loewenbaum's address is STI Healthcare, Inc., Suite 4-150, 12301 Research

Boulevard, Austin, Texas 78759. During the last five years, Mrs. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws. Mrs. Loewenbaum is a citizen of the United States.

(c)           On December 30, 2004, Mr. Loewenbaum converted an aggregate $1,000,000 in principal amount of 3D Systems' 7% convertible subordinated debentures due 2006 at a price of $12.00 per share of Common Stock into an aggregate 83,332 shares of Common Stock.

                The 7% debentures were converted as follows: (a) the G. Walter Loewenbaum IRA converted $300,000 principal amount of the 7% debentures into 25,000 shares of Common Stock; (b) The Lillian Shaw Loewenbaum Trust for which Mrs. Loewenbaum serves as trustee, converted $60,000 of the 7% debentures into 5,000 shares of Common Stock; (c) The Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees converted $90,000 of the 7% debentures into 7,500 shares of Common Stock; (d) the Anna Willis Loewenbaum 1993 Trust for which Mr. and Mrs. Loewenbaum serve as trustees converted $275,000 of the 7% debentures into 22,916 shares of Common Stock; and (e) the Elizabeth Scott Loewenbaum 1993 Trust for which Mr. and Mrs. Loewenbaum serve as trustees converted $275,000 of the 7% debentures into 22,916 shares of Common Stock.

All 7% debentures were purchased in a private placement transaction using personal funds.
Except for the shares acquired pursuant to this transaction, no transactions involving the Common Stock of 3D Systems have been effected by Mr. Loewenbaum during the past 60 days.

                Mr. Loewenbaum expressly disclaims beneficial ownership of (i) 83,496 shares of Common Stock issuable upon conversion of the 6% convertible subordinated debentures and (ii) the 45,371 shares of Common Stock held by Mrs. Loewenbaum.  Mr. Loewenbaum also disclaims beneficial ownership of any securities over which he has neither voting nor dispositive authority.  The filing of this statement on Schedule 13D by Mr. Loewenbaum is not an admission by Mr. Loewenbaum that he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of these shares of Common Stock.

(d) Other than Mr. Loewenbaum, Mrs. Loewenbaum has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of some of the securities of 3D Systems.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Debenture Purchase Agreement regarding 3D Systems' 6% convertible subordinated debentures due 2013, pursuant to which Mr. Loewenbaum and his affiliates purchased $1,550,000 principal amount of such debentures and stock option agreements with 3D Systems, pursuant to which Mr. Loewenbaum has the right to purchase shares of the Common Stock, and except as may be set forth in Mr. Loewenbaum's initial filing on Schedule 13D and Amendment Nos. 1 and 2 thereto, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of 3D Systems, including but not limited to the transfer or voting of any of these securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
24	Power of Attorney dated as of December 29, 2004 by G. Walter Loewenbaum II

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G. Walter Loewenbaum II

January 3, 2005
Date
/s/ Robert M. Grace, Jr.
Signature
Robert M. Grace, Jr., Attorney-in-Fact
Name/Title